UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

SILVERSUN TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

82846H 10 8
(CUSIP Number)

Mark Meller
5 Regent Street
Livingston, NJ 07039
(973) 758-6108
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Mark Meller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,006,534
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,006,534
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,006,534*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* All common stock share information with respect to the number of shares beneficially owned reflect, on a retroactive basis, a 1-for-30 reverse stock split of our common stock, which became effective on February 4, 2015.

On January 28, 2011, SilverSun Technologies, Inc. (the "Company") issued a $51,000 convertible promissory note (the "Convertible Note"), bearing 7% interest per annum, to Mr. Meller.  On January 4, 2012, Mr. Meller converted $30,458 of the Convertible Note into  2,005,140 shares of the Company's common stock (the "Common Stock"). Prior to the conversion of the Convertible Note, Mr. Meller owned 1,394 shares of Common Stock.

In addition, Mr. Meller owns one share of Series B Preferred Stock, par value $0.001 (the "Series B Preferred"). The one (1) share of Series B Preferred has voting rights equal to (x) the total issued and outstanding Common Stock and preferred stock eligible to vote at the time of the respective vote divided by (y) forty nine one-hundredths (0.49) minus (z) the total issued and outstanding Common Stock and preferred stock eligible to vote at the time of the respective vote.

Item 1  Security and Issuer.

The statement ("Statement") relates to shares of common stock, par value $0.00001 per share (the "Common Stock"), of SilverSun Technologies, Inc., a New Jersey corporation (the "Issuer" or the or the"Company").  The principal executive office of the Issuer is located at 5 Regent Street Livingston, NJ 07039.  All common stock share information  with respect to the number of shares beneficially owned reflect, on a retroactive basis, a 1-for-30 reverse stock split of our common stock, which became effective on February 4, 2015.

Item 2  Identity and Background

The Statement is being filed by Mr. Mark Meller ("Mr. Meller").  Mr. Meller is the Chief Executive Officer and Chairman of the Company with an address at 5 Regent Street Livingston, NJ 07039.  Mr. Meller is a United States citizen.

During the last five years Mr. Meller has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3  Source and Amount of Funds or Other Consideration.

Mr. Meller acquired the reported 2,005,140 shares of the Company's Common Stock as follows:

On January 28, 2011, SilverSun Technologies, Inc. (the "Company") issued a $51,000 convertible promissory note (the "Convertible Note"), bearing 7% interest per annum, to Mr. Meller.  On January 4, 2012, Mr. Meller converted $30,458 of the Convertible Note into 2,005,140 shares of Class A Common Stock (the "Common Stock"). Prior to the conversion of the Convertible Note, Mr. Meller owned 1,394 shares of Common Stock.

Mr. Meller acquired one (1) share of Series B Preferred as follows:

On September 23, 2011, the Company entered into a Series B preferred stock purchase agreement (the "Preferred Stock Purchase Agreement") with Mr. Meller, pursuant to which Mr. Meller was issued one authorized share of Series B Preferred.

On March 29, 2015, Mr. Meller returned and cancelled the lone outstanding share of the Company's Series B Preferred. Mr. Meller had been issued one (1) share of Series B Preferred in partial consideration for his personal guarantee of certain notes issued by the Company in the principal aggregate amount of $550,000 in 2011. Also, on March 29, 2015, subject to shareholder approval, the Board approved the cancellation of the Company's Series B Preferred certificate of designation (the "Series B Preferred Designation"). The Company subsequently did not receive shareholder approval for the cancellation of the Series B Preferred Designation and the Series B Preferred remained authorized but unissued.
On July 28, 2016, the Company and Mr. Meller entered into a Series B Preferred Stock Purchase Agreement (the "New Series B Preferred Stock Purchase Agreement") with Mr. Meller, pursuant to which Mr. Meller was issued the only share of the Company's authorized but unissued Series B Preferred.  Mr. Meller was issued one (1) share of Series B Preferred for (i) $100 in cash and (ii) as partial consideration for Mr. Meller's personal guarantee of that certain note issued by the Company in favor of a commercial lender.
Each one (1) share of the Series B Preferred shall have voting rights equal to (x) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote divided by (y) forty nine one-hundredths (0.49) minus (z) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote.  For the avoidance of doubt, if the total issued and outstanding Common Stock eligible to vote at the time of the respective vote is 5,000,000, the voting rights of the Series B Preferred shall be equal to 5,204,082 (e.g. (5,000,000 / 0.49) – 5,000,000 = 5,204,082).
The Series B Preferred has the rights, privileges, preferences and restrictions set for in the certificate of designation filed by the Corporation with the Secretary of State of the State of Delaware on September 23, 2011.

Explanatory Note
This Schedule 13D/A (this "Schedule 13D/A") is being filed by the Reporting Persons (as defined above) to amend the Schedule 13D originally filed with the Securities and Exchange Commission on March 28, 2013 (the "Original Schedule 13D") to report the acquisition of one share of Series B Preferred of SilverSun Technologies, Inc. (the "Issuer") by the Reporting Person. The Original Schedule 13D is hereby amended and supplemented as detailed herein, and, except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Schedule 13D/A but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4 Purpose of Transaction.

Mr. Meller does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5  Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Meller beneficially owns 2,006,534[●] shares (the "Common Shares") of the issued and outstanding Common Stock of the Company.  Such amount represents 45.5%of the total issued and outstanding shares of the Company's Common Stock as of the date hereof.   Additionally, Mr. Meller owns one (1) share (the "Preferred Share" together with the Common Shares collectively, the "Shares") of Series B Preferred and such amount represents all of the issued and outstanding shares of the Company's Series B Preferred which is effectively equal to 50.9% of the outstanding voting equity of the Company at any given time. Each one (1) share of the Series B Preferred shall have voting rights equal to (x) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote divided by (y) forty nine one-hundredths (0.49) minus (z) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote.  For the avoidance of doubt, if the total issued and outstanding Common Stock eligible to vote at the time of the respective vote is 5,000,000, the voting rights of the Series B Preferred shall be equal to 5,204,082 (e.g. (5,000,000 / 0.49) – 5,000,000 = 5,204,082).

(b) Mr. Meller holds sole voting and dispositive power over the Shares as issued to him.

(c) Other than disclosed below, there were no transactions by Mr. Meller in the Issuer's Common Stock during the last 60 days:

None

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Meller.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Mr. Meller, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Meller and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2016

/s/ Mark Meller
Mark Meller